Exhibit 12.1

AmTrust Financial Services, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Amounts in Thousands)

	Six Months Ended June 30, 2015	Year Ended December 31,
		2014	2013	2012	2011	2010
Earnings:
Pretax income from continuing operations before adjustment for income or loss from equity investees	$286,594	$471,933	$379,249	$196,857	$171,259	$178,238
Fixed charges	24,300	48,458	34,691	28,508	16,709	12,902
Company share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	(1,288)

	$310,894	$520,391	$413,940	$225,365	$187,968	$189,852

Less:

Interest capitalized	$—	$—	$—	$—	$—	$—
Non-controlling interest in pre-tax income (loss) of subsidiaries that have not incurred fixed charges	5,429	(416)	(1,633)	6,873	20,730	5,109

	5,429	(416)	(1,633)	6,873	20,730	5,109

Total Earnings	$305,465	$520,807	$415,573	$218,492	$167,238	$184,743

Fixed Charges:
Interest expensed and capitalized, and amortized premiums, discounts and capitalized expenses related to indebtedness	24,300	48,458	34,691	28,508	16,709	12,902
Expense of the interest within rental expense (1)	—	—	—	—	—	—

Total Fixed Charges	$24,300	$48,458	$34,691	$28,508	$16,709	$12,902

Ratio of Earnings to Fixed Charges	12.6	10.7	12.0	7.7	10.0	14.3

(1)	Deemed to be immaterial